

August 15, 2022

Laura L. Felice
Chief Financial Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, Massachusetts 01581

>   **Re: BJ's Wholesale Club Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended January 29, 2022**
>   **Filed March 17, 2022**
>   **File No. 001-38559**

Dear Ms. Felice:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Financial Measures , page 34

1.   To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your Non-GAAP results after your discussion and analysis of GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services